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PACIFIC BOOKER MINERALS INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL & EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 25TH  DAY OF JUNE, 2007.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Pacific Booker Minerals Inc. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote.  Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made.  WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except certain stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 9,264,139 shares are issued and outstanding.  There is one class of shares authorized only.  Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 9,264,139.

Shareholders registered prior to the close of business on May 14, 2007  (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat.  If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than June 15, 2007, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares.  If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Trust Company of Canada, 9th Floor – 100 University Avenue, Toronto, Ontario  M5J 2Y1 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Annual Compensation					Long Term Compensation
Awards Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
CHRIS SAMPSON Former President	2007 2006 2005	N/A	N/A	N/A	N/A N/A 100,000	N/A	N/A	N/A 25,800 57,800
J. PAUL STEVENSON Former CEO	2007 2006 2005	N/A	N/A	N/A	N/A N/A 260,000	N/A	N/A	N/A 23,200 78,800
GREG ANDERSON CEO/President	2007 2006	N/A	N/A	N/A	235,000 200,000	N/A	N/A	125,624 41,279
MICHAEL MEWS Former Secretary	2007 2006	N/A	N/A	N/A	N/A 150,000	N/A	N/A	23,000 26,556

Number of Executive Officers of the Company:      2

Aggregate cash consideration paid or payable to Executive Officers for management services during the past 12 months ended January 31, 2007 for management fees is nil.   However, see below under heading “Remuneration of Management”.

Options:    One Executive Officer has an option to purchase 125,000 shares at a price of $5.00 per share up to the close of business on July 2, 2007; and 75,000 shares at a price of $3.87 per share up to the close of business on October 13, 2009; and 35,000 shares at a price of $5.25 per share up to the close of business on June 27, 2011.

The guidelines for determining the number of shares of the Company reserved for options are set out in the Policies of the B.C. Securities Commission and the policies of the TSX Venture Exchange.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act, SBC 2002, or his or her office is vacated pursuant to the Articles of the Company.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN  OTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, four of whom are ordinarily resident in Canada and three of whom are ordinarily resident in the United States of America.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at May 14, 2007
GREGORY RAE ANDERSON Gold Canyon, AZ. PRESIDENT & DIRECTOR	At the Next Annual General Meeting	Owner, President and CEO G.R. Enterprises	June 24, 2005 to present	97,600
WILLIAM G. DEEKS Toronto, Ontario DIRECTOR	At the Next Annual General Meeting	Executive	March 17, 1997 to present	30,000
MARK H. GULBRANDSON Prior Lake, MN DIRECTOR	At the Next Annual General Meeting	Owner, CEO, Apple Auto Group, Minneapolis, MN	June 24, 2005 to present	308,600
JOHN PLOURDE West Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Investor Relations	December 20, 1999 to present	187,832
ERIK ANDERS TORNQUIST Burnaby, B.C. DIRECTOR	At the Next Annual General Meeting	Consultant	June 24, 2005 to present	45,520
WILLIAM FRANKLIN WEBSTER Toronto, Ontario DIRECTOR	At the Next Annual General Meeting	Self-employed Businessman	June 24, 2005 to present	153,910
DR. DENNIS SIMMONS Apple Valley, Minnesota DIRECTOR	At the Next Annual General Meeting	Self-Employed Dentist	November 29, 2006 to present	314,542

The Board of Directors has three committees:

a)

the Audit and Finance Committee which consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster;

b)

the Corporate Governance Committee which consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster;

c)

the Disclosure Committee which consists of William F. Webster and John Plourde;

d)

the Compensation  Committee  which  consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster.

Corporate Cease Trade Orders and Bankruptcies

None of the proposed directors are, or within the ten years prior to the date of this Information Circular, have been a director, officer or  promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the B.C. Registrar of Companies or other similar authority or was subject to a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, or suspension order for a period of more than 30 consecutive days,.

None of the proposed directors have been a director officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislative authority relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the proposed directors have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

No proposed director has, within the ten years prior to the date of  the  Prospectus,  been  declared  bankrupt  or  made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The Board of Directors has adopted:

a)

the Audit and Finance Committee of the Board of Directors Charter;

b)

the Nominating and Corporate Governance Committee of the Board of Directors Charter; and

c)

the Corporate Disclosure Control System;

in order to comply with Multilateral Instrument 502-109.  Copies of these documents are located under the Company’s name on the Sedar website (www.sedar.com).

On or before July 1, 2005, the Audit Committee of the Board of Directors must establish “whistler blower” procedures in order to comply with Section 2.3(7) of Multilateral Instrument 52-110.  A copy of the procedure is located under the Company’s name on  the Sedar website.

CORPORATE GOVERNANCE DISCLOSURE

The Company is a Venture Issuer and is required to provide the following information in its Management Information Circular if the Company is soliciting a proxy for the election of Directors.

Board of Directors

The Board of Directors has created a Nominating and Corporate Governance Committee and has approved a charter for that committee.  A copy of the charter has been placed on the Sedar website.

The said committee is intended to provide the exercise of independent supervision over management.

The Board includes the following persons who are considered to be independent in the circumstances of this Company:  William G. Deeks, Mark Gulbrandson, John Plourde, Erik Tornquist and William F. Webster and Dr. Dennis Simmons.

In addition, the Board includes Gregory R. Anderson as a director.  He is not considered independent as he performs the role of officer for the Company.

Directorships

None of the directors are presently directors of other issuers which are reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Orientation and Continuing Education

The Board does not have any formal procedure to orient new board members nor does it have a formal policy of providing continuing education for directors.

The Company relies upon its professional advisors to update the knowledge of the board members in respect to changes in relevant policies and regulations.  The Nominating and Corporate Governance Committee will be expected to select any new members from persons who have the requisite knowledge and experience to ensure that the lack of formal policy will not detract from the performance of board members.

Ethical Business Conduct

The Board has adopted a Code of Ethics.  A copy of the Code is located under the company’s name on the Sedar website (www.sedar.com).  The Board does not take any formal measures to encourage and promote a culture of ethical business conduct, but, does rely upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

Nominations of Directors

The Nominating and Corporate Governance Committee is charged with the responsibility of identifying new candidates for board nominations, including setting up a procedure for identifying new candidates.

Compensation

The directors of the Company do not receive compensation as such.  The compensation payable to officers and for consulting services are determined by the Board of Directors according to their understanding as to the amount of compensation is reasonable in the circumstances of the services performed by officers or consultants.

Other Board Committee

The Board does not have any standing committee other than audit, compensation, disclosure, nominating and corporate governance committees.

Assessment

The Nominating and Corporate Governance Committee is charged with the responsibility of satisfying itself that the board, its committees and individual directors are performing effectively.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, the Company paid no monies for management fees (see “Executive Compensation”).

One non-executive officer/director received $120,500 for investor relations services.

One director received $77,050 for services on the property.  One executive officer/director received $125,624 for investor relations activities and one former executive officer/director received $23,000 for consulting services.  One executive officer received $29,205 for accounting and management services.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Since the beginning of the last fiscal year, the following persons held incentive stock options.  The following amounts are set out in shares of Pacific Booker Minerals Inc. and reflect amendments described in previous Information Circulars.

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date

J. Plourde

G. Anderson

D. Keating

W. Deeks

J. Plourde

G. Anderson

D. Keating

M. Mews

R. Swan

B. Deeks

M. Gulbrandson

M. Mews

E. Tornquist

B. Webster

R. Swan

D. Keating

T. Gegax

R. Swan

K. Konigsmann

G. Wang

V. Karadzic

C. Rouse

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

N. Selden

T. Gegax

D. Keating

D. Simmons

135,000

125,000

40,000

50,000

105,000

75,000

40,000

10,000

10,000

50,000

100,000

38,000

100,000

100,000

10,000

25,000

100,000

50,000

25,000

10,000

10,000

10,000

35,000

35,000

35,000

22,000

22,000

22,000

25,000

10,000

10,000

100,000

$5.00 $5.00 $5.00 $3.87 $3.87 $3.87 $3.87 $3.87 $3.87 $4.00 $4.00 $4.00 $4.00 $4.00 $4.00 $4.00 $4.00 $6.20 $6.20 $6.20 $6.20 $6.20 $5.25 $5.25 $5.25 $5.25 $5.25 $5.25 $5.25 $5.25 $5.25 $7.00

07/02/2002

07/02/2002

07/02/2002

10/13/2004

10/13/2004

10/13/2004

10/13/2004

10/13/2004

10/13/2004

10/04/2005

10/04/2005

10/04/2005

10/04/2005

10/04/2005

10/04/2005

10/04/2005

10/04/2005

04/20/2006

04/20/2006

04/20/2006

04/20/2006

04/20/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

11/29/2006

07/02/2007

07/02/2007

07/02/2007**

10/13/2009

10/13/2009

10/13/2009

10/13/2009

10/13/2009*

10/13/2009

10/04/2010

10/04/2010

10/04/2010*

10/04/2010

10/04/2010

10/04/2010

10/04/2010

10/04/2010

04/20/2011

04/20/2011

04/20/2011

04/20/2011*

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

11/29/2011

*     Terminated.

**   12,000 have been exercised.

None of the directors or senior officers of the company or associates or affiliates of any of them have been indebted to the Company since the beginning of the last completed financial year in an amount exceeding $50,000.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Davidson & Company, Chartered  Accountants, of 1200 - 609 Granville Street, Vancouver, B.C.  V7Y 1G6  as Auditors of the Company, and to authorize the directors to fix their remuneration. They were appointed in 1999.

MANAGEMENT CONTRACTS

There are no management contracts with persons other than the directors.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1.    A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2.    A special resolution to approve the stock option plan dated June 25, 2007.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the “Plan”).   The resolution must be approved by Disinterested Shareholder approval as defined in the policies of the TSX Venture Exchange (“Majority of Minority Approval”).   Management is of the view that it is in the best interests of the Company to implement the Plan.  The Plan, if approved by the shareholders and the TSX Venture Exchange (the “Exchange”), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange.   It  reserves 1,852,827 common shares for issuance pursuant to the exercise of options granted  pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof.  The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted,  the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal  to the closing  price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option.  At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months.   Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant.  Options are not transferable other than by will or the laws of descent and distribution.  If an optionee ceases to be an eligible person for any reason whatsoever (to the extent that it has vested at the time of termination) will terminate and be of no further force and effect.   If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of 120 days after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement.  Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20%  of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A.

3.   An ordinary resolution that the members ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five  (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 14th day of May, A.D. 2007.

BY ORDER OF THE BOARD OF DIRECTORS